UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAC-GRAY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

554153106

(CUSIP Number)

Michael Movsovich

Michael A. Brosse

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS Spin Holdco Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS CSC Fenway, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS CSC ServiceWorks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS CSC ServiceWorks Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS Pamplona Capital Partners III, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS Pamplona Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON PN; IA

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS Pamplona Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,697,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON CO; IA

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 15,237,762 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of October 11, 2013. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Mac-Gray Corporation, a Delaware corporation (“Mac-Gray” or the “Issuer”). The principal executive office of Mac-Gray is located at 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451.

Item 2. Identity and Background

This statement is being jointly filed on behalf of:

(a) Pamplona Capital Partners III, L.P. (the “Fund”), a Cayman Islands limited partnership, which may be deemed to have shared voting power with respect to (and therefore beneficially own) Issuer Common Stock by virtue of its indirect ownership of Spin Holdco;

(b) Pamplona Capital Management LLP, a United Kingdom limited liability partnership (“UK Manager”), serves as an investment manager to the Fund.

(c) Pamplona Capital Management LLC, a Delaware limited liability company (“US Manager”), which serves as an investment manager to the Fund;

(d) Spin Holdco Inc., a Delaware corporation and wholly owned subsidiary of CSC ServiceWorks, Inc. (“Spin”);

(e) CSC ServiceWorks Holdings, Inc., a Delaware corporation and non-wholly owned subsidiary of the Fund (“Holdings”);

(f) CSC ServiceWorks, Inc., a Delaware corporation and wholly owned subsidiary of CSC ServiceWorks Holdings, Inc. (“CSC”); and

(g) CSC Fenway, Inc., a Delaware corporation and wholly owned subsidiary of Spin Holdco Inc., a Delaware corporation (“Merger Sub”).

Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions. CSC and Holdings are holding companies formed in connection with CSC’s acquisition consummated on May 14, 2013 of Spin, a laundry facilities service provider. The Fund is a limited partnership engaged in the business of investing long-term capital across the capital structure in both public and private market situations and is majority owner of Holdings.

The entities set forth in clauses (a) through (g) are collectively referred to as the “Reporting Persons”. The address of the principal business and principal office of Spin, Holdings, CSC and Merger Sub is 303 Sunnyside Boulevard #70, Plainview, New York 11803. The telephone number for Spin, Holdings, CSC and Merger Sub is (516) 349-8555. The address of the principal business and principal office of the Fund is 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands. The telephone number for the Fund is (345) 749-2556. The address of the principal business and principal office of UK Manager is 25 Park Lane, London, W1K 1RA, United Kingdom. The telephone number for UK Manager is +44 (20) 7079-8000. The address of the principal business and principal office of US Manager is 375 Park Avenue, 23rd Floor, New York, New York 10152. The telephone number for US Manager is (212) 207-6820. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule I. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in

Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Voting Agreements and irrevocable proxies contained therein (the “Voting Agreements”) described in Item 4 of this statement (the terms of which are hereby incorporated by reference) were entered into by Spin and certain stockholders of Mac-Gray (the “Stockholders”) as an inducement for Spin to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 14, 2013, by and among Spin, Mac-Gray, Merger Sub, CSC and Holdings. Spin did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

In connection with the Merger (as defined below), the Fund entered into a letter agreement with Holdings, CSC and Spin pursuant to which the Fund has agreed to provide $594 million in financing (the “Commitment Amount”) to Spin (the “Pamplona Commitment Letter”). The Commitment Amount will be used by Spin to fund the consideration payable by Spin under the Merger Agreement at Closing (as defined in the Merger Agreement) and any other payments to be made by Spin or Mac-Gray at Closing, and all associated costs and expenses of the Merger for which Spin is responsible. In addition, the Fund, Holdings, CSC and Spin shall be jointly and severally liable for any amounts that may be owed by Spin with respect to any breach of the Merger Agreement, including the Parent Termination Fee (as defined in the Merger Agreement) or any payment of monetary damages awarded to Mac-Gray, provided that the Fund’s liability for such damages shall not exceed $50 million. Mac-Gray is an express third party beneficiary of the Pamplona Commitment Letter.

The foregoing description of the Pamplona Commitment Letter is qualified in its entirety by reference to the full text of the Pamplona Commitment Letter, which is attached as Exhibit 3 and is incorporated herein by reference.

Item 4. Purpose of Transaction

Merger Agreement

On October 14, 2013, Spin, Mac-Gray, Holdings, CSC and Merger Sub entered into the Merger Agreement, providing for the merger of Merger Sub with and into Mac-Gray, with Mac-Gray surviving the merger as a wholly-owned subsidiary of Spin (the “Merger”). Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Spin, Holdings, CSC or Merger Sub (or any of their subsidiaries), shares held by Mac-Gray and shares held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law), will be converted into the right to receive $21.25 in cash, without interest (the “Merger Consideration”).

Immediately prior to the Effective Time, each Mac-Gray stock option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the Effective Time will be automatically converted into the right to receive an amount in cash (less applicable tax withholdings) equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Mac-Gray stock option and (ii) the total number of shares of Issuer Common Stock otherwise issuable upon exercise of such Mac-Gray stock option immediately prior to the Effective Time. Immediately prior to the Effective Time, each outstanding Mac-Gray restricted stock unit award shall become fully vested and shall be canceled in exchange for the right to receive an amount in cash (less applicable tax withholdings) equal to the product of (i) the Merger Consideration and (ii) the maximum number of shares of Issuer Common Stock subject to such Mac-Gray restricted stock unit award.

At the closing of the Merger and pursuant to the Merger Agreement, the Issuer’s certificate of incorporation will be amended as a result of the Merger so as to read in its entirety as the certificate of incorporation of Merger

Sub in effect immediately prior to the Effective Time, and the Issuer’s bylaws will be amended as a result of the Merger so as to read in their entirety as the bylaws of Merger Sub in effect immediately prior to the Effective Time. The directors of Merger Sub will become the directors of the surviving corporation in the Merger and the officers of the Merger Sub will become the officers of the surviving corporation in the Merger.

Pursuant to the Merger Agreement, Mac-Gray is required to seek the approval of the Merger by its stockholders at a meeting called for such purpose as promptly as reasonably practicable after the execution of the Merger Agreement and will file a proxy statement with the Securities and Exchange Commission as promptly as practicable following the date of the Merger Agreement.

Assuming approval of the Merger by Mac-Gray’s stockholders, following the Merger, the Shares will no longer be traded on The New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Voting Agreement

In connection with the execution of the Merger Agreement, Spin entered into the Voting Agreements with the Stockholders. Pursuant to the Voting Agreements, the Stockholders agreed, among other things, to vote their shares of Issuer Common Stock for the adoption of the Merger Agreement, against any alternative proposal and against any action or agreement that would frustrate the purposes of, or prevent or delay the consummation of, the Merger or the other transactions contemplated by the Merger Agreement. The Stockholders together beneficially own approximately 17.7% of the outstanding Issuer Common Stock. The Voting Agreements terminate upon the termination of the Merger Agreement in accordance with its terms, including if Mac-Gray accepts a superior acquisition proposal.

Schedule II lists the names and number of Shares that are beneficially held by each Stockholder and subject to this Schedule 13D.

Except as described above, the Reporting Persons currently have no plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a) through 4(j) of Schedule 13D. The Reporting Persons reserve the right to develop such plans.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is hereby incorporated into this report by reference, and the form of Voting Agreement, which is filed as Exhibit 2 hereto and is hereby incorporated into this report by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreements, the Reporting Persons did not own any shares of Issuer Common Stock. However, as of October 14, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 2,697,484 shares of Issuer Common Stock, representing approximately 17.7% of the Issuer Common Stock outstanding as of October 11, 2013 (based on the number of shares outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Persons is approximately 17.7%.

Except as set forth above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.1 hereto.

Except as set forth in this Item 6, the joint filing agreement attached as Exhibit 99.1 hereto and Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of October 14, 2013, by and among Mac-Gray Corporation, CSC ServiceWorks Holdings, Inc., CSC ServiceWorks, Inc., Spin Holdco Inc. and CSC Fenway, Inc., (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Mac-Gray on October 14, 2013 (File No. 001-13495)).

2	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Mac-Gray on October 14, 2013 (File No. 001-13495)).

3	Pamplona Commitment Letter, dated as of October 14, 2013, by and among Pamplona Capital Partners III, L.P., CSC ServiceWorks Holdings, Inc., CSC ServiceWorks, Inc. and Spin Holdco Inc.

99.1	Joint Filing Agreement, dated October 23, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2013

SPIN HOLDCO INC.

By:	/s/ Robert Doyle

Name:	Robert Doyle

Title:	Chief Executive Officer

CSC FENWAY, INC.

By:	/s/ Robert Doyle

Name:	Robert Doyle

Title:	Chief Executive Officer

CSC SERVICEWORKS, INC.

By:	/s/ Robert Doyle

Name:	Robert Doyle

Title:	Chief Executive Officer

CSC SERVICEWORKS HOLDINGS, INC.

By:	/s/ Robert Warden

Name:	Robert Warden

Title:	President

PAMPLONA CAPITAL PARTNERS III, L.P.

By:	Pamplona Capital Management, LLP, its investment manager

By:	/s/ Kevin O’Flaherty

Name:	Kevin O’Flaherty

Title:	Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT LLP

By:	/s/ Kevin O’Flaherty

Name:	Kevin O’Flaherty

Title:	Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT LLC

By:	/s/ Robert Warden

Name:	Robert Warden

Title:	Partner

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS, DIRECTORS, MEMBERS AND

PARTNERS OF REPORTING PERSONS

*Unless indicated otherwise, all individuals listed in this Schedule I are citizens of the United States.

**The business address of each of the individuals listed below is:

303 Sunnyside Blvd #70, Plainview, New York 11803.

Spin Holdco Inc.

Jim Chapman, Chairman

Bob Doyle, Chief Executive Officer

Robert Warden, President

Russell Gehrett, Secretary

Gary Dailey, Chief Financial Officer

Ray Loser, Secretary

Brian Ratzan, Director

Woody McGee, Director

Robert Mionis, Director

CSC Fenway, Inc.

Robert Doyle - Chief Executive Officer and President

Gary Dailey - Chief Financial Officer

Ray Loser - Secretary

Robert Warden - Director

Russell Gehrett - Director

CSC ServiceWorks, Inc.

Jim Chapman, Chairman

Bob Doyle, Chief Executive Officer

Robert Warden, Director

Russell Gehrett, Director

Brian Ratzan, Director

Woody McGee, Director

Robert Mionis, Director

CSC ServiceWorks Holdings, Inc.

Robert Warden, President

Russell Gehrett, Secretary

**The business address of each of the individuals listed below is:

94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands.

Pamplona Capital Partners III, L.P.

David Bree, Director (Cayman Islands citizen)

Don Seymour, Director (Cayman Islands citizen)

Aldo Ghisletta, Director (Swiss citizen)

**The business address of each of the individuals listed below is:

25 Park Lane, London, W1K 1RA, United Kingdom.

Pamplona Capital Management LLP

Alexander Knaster (United Kingdom citizen)

John Halsted, Managing Partner

Kevin O’Flaherty, Chief Financial Officer (Irish citizen)

Carsten Boekhorst, Partner (Dutch citizen)

David Lang, Partner (United Kingdom citizen)

Michael Rosen, Partner (United Kingdom citizen)

Selahattin Zoralioglu, Partner (United Kingdom citizen)

Martin Schwab, Partner (German citizen)

Markus Noe-Nordberg, Partner (Austrian citizen)

Markku Lonnqvist, Partner (Finnish citizen)

Eric Bidinger, Partner (French citizen)

**The business address of each of the individuals listed below is:

375 Park Avenue, 23rd Floor, New York, New York 10152.

Pamplona Capital Management LLC

Pamplona PE Investments US Limited, Managing Member

Brian Ratzan, Partner and Head of US Private Equity

Robert Warden, Partner

SCHEDULE II

STOCKHOLDER INFORMATION

Name	Shares	Options to Purchase Shares
Stewart G. MacDonald, Jr.	81,427	501,888
Cynthia V. Doggett	149,434	0
The Stewart G. MacDonald, Jr. 2011 Trust	626,608	0
Moab Partners, LP	1,338,127	0